SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Gold Royalty Corp.

(Name of Issuer)

Common shares

(Title of Class of Securities)

38071H106

(CUSIP Number)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65340P106

1	NAMES OF REPORTING PERSONS Queen’s Road Capital Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,430,855*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,430,855*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,430,855*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.18%**
12	TYPE OF REPORTING PERSON (See Instructions) FI

*	See Item 4
**	Based on 145,669,046 common shares of the issuer outstanding as of December 15, 2023.

Item 1.

(a)	Name of issuer:

Gold Royalty Corp.

(b)	Address of issuer’s principal executive offices:

1188 West Georgia Street, Suite 1830
Vancouver, British Columbia V6E 4A2

Canada

Item 2.

(a)	Name of person filing:

Queen’s Road Capital Investment Ltd.

(b)	Address of principal business office or, if none, residence:

Cheung Kong Centre

Suite 2006, 2 Queen’s Road Central

Hong Kong, Hong Kong

(c)	Citizenship:

The reporting person is a Cayman Islands corporation

(d)	Title of class of securities:

Common shares

(e)	CUSIP No.:

38071H106

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 16,430,855 common shares

(i)	This number includes:

●	641,381 outstanding common shares, and

●	15,789,474 common shares that the reporting person has a right to acquire upon conversion of US$30 million principal amount of the issuer’s five-year, 10% unsecured convertible debentures (the “Debentures”). Rule 13d-3(d)(1) provides that securities are deemed to be beneficially owned if one has a right to acquire beneficial ownership of those securities within 60 days, including through the conversion of a security. The Debentures are convertible at a price of US$1.90 per common share, and thus the reporting person has the right to acquire 15,789,474 common shares upon conversion of the Debentures.

(ii)	This number does not include the common shares that will be issuable to the reporting person in the future in partial payment of interest on the Debentures. Interest is payable on the Debentures in quarterly installments in arrears on August 31, November 30, February 28 and May 31 of each year, with the first interest payment falling due on February 28, 2024. A portion of the interest (equal to 3% per annum) will be payable in common shares issuable at a price equal to the 20-day volume weighted average trading price (the “VWAP”) of the common shares on the exchange on which the common shares are trading that has the greatest trading volume, ending three trading days preceding the date such interest payment is due.

In addition, if certain conditions are satisfied, QRC will have the right to redeem the Debentures at a redemption price of US$1.75 during the period from December 15, 2026 to December 31, 2026.

(b)	Percent of class: 10.18%

This percentage was calculated based on a total of 145,669,046 shares outstanding as of December 16, 2023.

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote:

16,430,855

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

16,430,855

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024

QUEEN’S ROAD CAPITAL INVESTMENT LTD.

By:	/s/ Alex Granger
Alex Granger, President